Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2022, and 2021

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Adastra Holdings Ltd., together with its wholly owned subsidiaries (the "Company" or "Adastra") constitutes management's review of the factors that affected the Company's financial and operating performance for three and nine months ended September 30, 2022 and 2021. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations. This MD&A should be read in conjunction with Adastra's unaudited condensed interim consolidated financial statements ("interim financial statements) and related notes for the three and nine months ended September 30, 2022, and 2021, as well as the audited consolidated financial statements "audited financial statements" for the years ended December 31, 2021, 2020, and eight months ended December 31, 2019 which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Except as otherwise indicated, all financial data in this MD&A has been prepared in accordance with IFRS issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The first, second, third and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3" and "Q4", respectively. Periods for the nine months ended September 30, 2022, and 2021 are referred to as "YTD 2022" and "YTD 2021", respectively.

All monetary amounts in the MD&A are expressed in Canadian dollars, except number of shares, or as otherwise indicated. Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company's website www.adastraholdings.ca. This MD&A has been prepared effective as of November 28, 2022.

FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements that are based upon current expectations, which involve risks and uncertainties associated with our business and the environment in which the business operates. Any statements contained herein that are not statements of historical fact may be deemed to be forward looking statements, including those identified by the expressions "considers", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "will", "intends", and "estimates". By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. (formerly Phyto Extractions Inc.) was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company extracts and processes cannabis for sale to the recreational and medical markets in Canada using its state-of-the-art large scale extraction facility to produce a variety of products including vape pens, wax, resin, infused pre-rolls, diamonds and shatter. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's registered and records office is 5451 275th Street, Langley City, British Columbia, V4W 3X8.

On October 19, 2019, the Company, through its wholly owned subsidiary, Chemia Analytics Inc. ("Chemia"), received a license from Health Canada (the "Analytical Testing License") to conduct analytical testing on cannabis at its facility located at 5451 275th Street, Langley City, British Columbia, V4W 3X8 (the "Langley Facility").

On March 13, 2020, the Company, through its wholly owned subsidiary, Adastra Labs Inc. ("Labs"), received a Standard Processing license (the "Processing License") for the Langley Facility.

On April 9, 2021, the Company consolidated its issued share capital on a ratio of three old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

On August 10, 2021, the Company acquired all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD"). At closing, the Company issued 2,513,720 common shares to the former shareholders of PerceiveMD at a share price on the date of acquisition of $0.80 per share for $2,010,976 and $10,000 in cash, for total consideration of $2,020,976. PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis therapies.

On September 1, 2021, the Company changed its name to Adastra Holdings Ltd. (formerly Phyto Extractions Inc.). Trading of the Company's common shares resumed under the new name and under the same ticker symbol "XTRX" on the Canadian Securities Exchange as the market opened on September 1, 2021. Prior to this on April 9, 2021 the Company changed its name from Adastra Labs Holdings Ltd. to Phyto Extractions Inc. and on December 19, 2019 from Arrowstar Resources Ltd to Adastra Labs Holdings Ltd.

On September 15, 2021, the Company acquired all of the issued and outstanding shares of Phyto BrandCo, the owner of the intellectual property rights for the Phyto Extractions brand. At closing, the Company issued 20,000,000 common shares to the former shareholders of Phyto BrandCo at a share price on the date of acquisition of $1.20 per share, for total consideration of $24,000,000. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares. Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties from the license holders, from sales of cannabis consumer packaged goods to provincial distributors and retailers.

The Company's interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable. The Company's financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence.

2022 HIGHLIGHTS

Total revenue of $9,142,062 for YTD 2022 compared to $3,639,012 for YTD 2021.

Net loss and comprehensive loss of $1,601,715 for YTD 2022 compared to $1,081,266 for YTD 2021.

Cash provided by operating activities was $106,788 for YTD 2022 compared to cash used in operating activities of $675,235 for YTD 2021.

Cash as at September 30, 2022 of $336,781 compared to $744,541 as at December 31, 2021.

Working capital deficit as at September 30, 2022 of $2,802,516 compared to $1,120,613 as at December 31, 2021.

Mortgage payable as at September 30, 2022 $3,518,959 compared to $3,501,554 as at December 31, 2021.

OPERATIONS AND FACILITY

The Company's focus for the nine months ended September 30, 2022 included the expansion of its operations at its centralized processing facility in Langley, BC. As of the date of this MD&A, the Company is focused on generating revenue from four primary verticals: processes cannabis for sale to the recreational and medical markets; service fees for cannabis consultations; educational fees for clients' referral to licensed cannabis producers; and the licensing of cannabis trademarks.

On March 13, 2020, the Company, through its wholly owned subsidiary, Adastra Labs Inc. ("Labs"), received a Standard Processing license (the "Processing License") for the Langley Facility authorizing the sale of cannabis extract, cannabis edibles, and cannabis topicals.

On April 16, 2021, the Company received an amendment to its Analytical Testing License allowing for organoleptic testing of its products.

During April 2021, the Company completed the installation of its hydrocarbon extraction line, allowing it to produce Shatter products for the Canadian Market. This high-performance hydrocarbon extractor allows the Company to process over 400 kg per day of dried cannabis into a variety of shatter cannabis products.

In August 2021, the Company submitted a further sales license amendment for dried flower and a controlled substance dealer's license for cannabis products. On December 16, 2021 the Company received its Flower Sales License from Health Canada ("Flower License"), this will allow the Company to sell dried cannabis flower products provincially and territorially in Canada.

On August 12, 2022, the Company received its medical sales license (the "Medical Sales License") which will allow the Company to sell cannabis extracts to medical cannabis patients and licensed health practitioners and to develop products classed as cannabis extracts such as tinctures, oils, capsules, soft gels and sprays.

On August 24, 2022 the Company received its Controlled Substances Dealer's License (the "Dealer's License") which will allow the Company to procure and process controlled substances, including synthesis, propagation, cultivation, and harvesting of psychedelic mushrooms for Psilocybin extraction, research and manufacture controlled substances such as Psilocybin and Psilocin and business-to-business sale of controlled substances, including by export.

ACQUISITION OF PERCEIVEMD

PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis and other therapies. The Company expects to realize synergies by leveraging Adastra' s high-capacity laboratory and PerceiveMD's digital care platform to become a leader in drug development and patient care.

The transaction has been accounted for as a business combination under IFRS 3 Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	26,302
Accounts receivable	13,647
Corporate taxes receivable	26,000
65,949
Liabilities assumed:
Accounts payable and other accrued liabilities	(19,206)
Fair value of net assets acquired	46,743

Purchase consideration
Cash consideration	2,010,976
Share consideration	10,000
2,020,976
Identifiable intangible assets
Patient relationships	414,000

Deferred tax liability	(112,000)
Goodwill	1,672,233

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than patient relationships (the "Patient Relationships") which are depreciated over their estimated useful economic lives.

The intangible assets are comprised of Patient Relationships with a fair value of $414,000. The fair value of the Patient Relationships was determined using the discounted cash flow method taking into account the future cashflows expected to be received from the current list of patients, adjusted to reflect attrition. The key assumptions used in the cash flow projection related to the Patient Relationships include: a discount rate of 16.00%; patient attrition rate of 20.00%; number of patients of 3,492 at the acquisition date; annual spending of $143 per patient, assumed to grow at a long-term growth rate of 2.00% per year.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, Chief Executive Office and a director of the Company is also a director and controlling shareholder of PerceiveMD.

ACQUISITION OF PHYTO BRANDCO

Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties from the license holders, from sales of cannabis consumer packaged goods to provincial distributors and retailers. The Company expects to realize synergies by leveraging Phyto BrandCo's suite of branded products to drive revenue and develop integration efficiencies.

The transaction has been accounted for as a business combination under IFRS 3 Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	301,966
Accounts receivable	255,154
Prepayments	19,500
Property and equipment	85,108
661,728
Liabilities assumed:
Accounts payable and other accrued liabilities	(434,252)
Lease liability	(34,665)
Fair value of net identifiable assets acquired	192,811

Purchase consideration
Share consideration	24,000,000
Shares to be cancelled	(12,000,000)
12,000,000
Identifiable intangible assets:
Trademarks	3,250,000

Deferred tax liability	(879,000)
Goodwill	9,436,189

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than property and equipment and trademarks which are depreciated over their estimated useful economic lives.

Property and equipment acquired included $40,376 of right-of-use assets.

The intangible asset is comprised of trademarks (the "Trademarks") with a fair value of $3,250,000. The fair value of the Trademarks was determined using the relief from royalty method. The key assumptions used in the cash flow projection related to the asset include: a discount rate of 12.50%; royalty rate of 10.00% for the remaining period of the licensing agreement and 2.0% thereafter, and annual net profit of the Licensee.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The lease liability represents one lease with a fair value of $34,665 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: remaining number of payments: 36; monthly payment: $1,119; and incremental borrowing rate: 10%.

SELECTED QUARTERLY INFORMATION

Results of Operations

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
	$	$	$	$
Revenue	3,803,787	1,808,111	9,142,062	3,639,012
Cost of sales	(2,168,330)	(989,233)	(5,584,825)	(2,379,083)
Gross profit	1,635,457	818,878	3,557,237	1,259,929
Operating expenses	(2,059,014)	(927,975)	(4,999,311)	(2,043,174)
Net loss and comprehensive loss	(459,265)	(207,864)	(1,601,715)	(1,081,266)

	September 30, 2022	December 31, 2021
	$	$
Total assets	31,242,124	28,755,450
Non-current liabilities	992,524	1,041,467

Results - Q3 2022 compared to Q3 2021

Revenues increased to $3,803,787 during Q3 2022, compared to $1,808,111 during Q3 2021, due to significant revenue from a range of provincial distributors which were not present in Q3 2021. These sales augmented the existing revenue from the processing of cannabis biomass for third-party licensed producers, in-house distillate production, hydrocarbon extraction, licensing revenues from the acquisition of Phyto BrandCo, and MSP remittance and referral revenue from the acquisition of PerceiveMD.

Cost of sales increased to $2,168,330 during Q3 2022, compared to $989,233 during Q3 2021, as a result of increased sales. Cost of sales consists of biomass, production labour, solvents and an allocation of production overheads such as facility costs and depreciation of production equipment.

During Q3 2022, the Company had operating expenses of $2,059,014 and a net loss and comprehensive loss of $459,265, compared to operating expenses of $927,975 and net loss and comprehensive loss of $207,864 during Q3 2021.

The increase in operating expenses and net loss and comprehensive loss were the result of the Company's expansion during the period. The most significant changes in operating expenses and other expenses were as follows:

  Advertising and promotion increased to $313,109 during Q3 2022, compared to $193,132 during Q3 2021, as the Company raised awareness of its operational successes and incurred significant travel by the sales team as it expanded its reach to more provincial distributors and launched the Phyto brand through both digital and face to face marketing.
  Data program expenses increased to $462,650 during Q3 2022 compared to $nil during Q3 2021. These costs are related to a Cannabylitics data sharing program subscribed to by Phyto BrandCo.
  Depreciation and amortization charged to operating expenses increased to $148,112 during Q3 2022, compared to $61,583 during Q3 2021, due to the additions of trademarks and patient relationships from the acquisitions of Phyto BrandCo and PerceiveMD during the year ended December 31, 2021.
  Office expenses increased to $194,330 during Q3 2022, compared to $132,577 during Q3 2021 due to additional costs in relation to computer, internet, utilities, meals and entertainment as well as equipment and vehicle rentals.
  Professional fees and consulting expenses increased to $288,788 during Q3 2022, compared to $196,519 during Q3 2021 due to increased legal, audit and accounting fees and a Health Canada annual regulatory fee.
  Repairs and maintenance expenses were $47,946 during Q3 2022 compared to $nil in Q3 2021. These costs are related to refrigeration suppliers, mechanical services and other maintenance services.
  Share-based payments increased to $138,713 during Q3 2022, compared to $19,456 during Q3 2021, as the Company granted 300,000 stock options which vested immediately to a certain director on August 22, 2022.
  Wages and salaries increased to $368,979 during Q3 2022, compared to $248,511 during Q3 2021, due to increased hiring activity and production output and the additional staff taken on following the Phyto BrandCo acquisition.

Results - YTD 2022 compared to YTD 2021

Revenues increased to $9,142,062 during YTD 2022, compared to $3,639,012 during YTD 2021, due to significant revenue from a range of provincial distributors which were not present in YTD 2021. These sales augmented the existing revenue from the processing of cannabis biomass for third-party licensed producers, in-house distillate production, hydrocarbon extraction, licensing revenues from the acquisition of Phyto BrandCo, and MSP remittance and referral revenue from the acquisition of PerceiveMD.

Cost of sales increased to $5,584,825 during YTD 2022, compared to $2,379,083 during YTD 2021, as a result of increased sales. Cost of sales consists of biomass, production labour, solvents and an allocation of production overheads such as facility costs and amortization of production equipment.

During YTD 2022, the Company had operating expenses of $4,999,311 and a net loss and comprehensive loss of $1,601,715 compared to operating expenses of $2,043,174 and net loss and comprehensive loss of $1,081,266 during YTD 2021.

The increase in operating expenses and net loss and comprehensive loss were the result of the Company's expansion during the period. The most significant changes in operating expenses and other expenses were as follows:

  Advertising and promotion increased to $864,241 during YTD 2022, compared to $328,484 during YTD 2021, as the Company raised awareness of its operational successes and incurred significant travel by the sales team as it expanded its reach to more provincial distributors and launched both the Endgame and Phyto brands through both digital and face to face marketing.
  Data program expenses of $828,370 during YTD 2022 compared to $nil during YTD 2021. These costs are related to a Cannabylitics data sharing program subscribed to by Phyto BrandCo.
  Depreciation and amortization charged to operating expenses increased to $444,420 during YTD 2022, compared to $103,695 during YTD 2021 due to the additions of trademarks and patient relationships from the acquisitions of Phyto BrandCo and PerceiveMD during the year ended December 31, 2021.
  Office expenses increased to $509,474 during YTD 2022, compared to $282,686 during YTD 2021 due to additional costs in relation to computer, internet, utilities, meals and entertainment as well as equipment and vehicle rentals.
  Professional fees and consulting expenses increased to $794,097 in YTD 2022, compared to $404,169 during in YTD 2021 due to increased legal, audit and accounting fees associated with the audit of the acquisition of Phyto BrandCo and Perceive MD during 2021.
  Repairs and maintenance expenses were $137,911 in YTD 2022 compared to $nil in YTD 2021. These costs are related to refrigeration suppliers, mechanical services and other maintenance services.
  Share-based payments increased to $138,713 during YTD 2022, compared to $19,456 during YTD 2021, as the Company granted 300,000 stock options to a certain director on August 22, 2022.
  Wages and salaries increased to $1,041,554 during YTD 2022, compared to $742,346 during YTD 2021, due to increased hiring activity and production output and the additional staff taken on following the Phyto BrandCo acquisition.

SUMMARY OF QUARTERLY RESULTS

The following table shows results from the previous eight fiscal quarters:

Period ending	Revenue	Gross profit	Net (loss) income and comprehensive (loss) income	Weighted average number of shares	Basic and diluted (loss) income per share
	$	%	$	#	$
September 30, 2022	3,803,787	43%	(459,265)	55,970,547	(0.01)
June 30, 2022	3,051,554	36%	(478,136)	59,081,658	(0.01)
March 31, 2022	2,286,721	36%	(664,314)	65,970,547	(0.01)
December 31, 2021	1,989,604	14%	(1,668,673)	65,872,770	(0.03)
September 30, 2021	1,808,111	52%	(207,864)	44,908,364	(0.00)
June 30, 2021	1,241,763	27%	(509,890)	43,334,100	(0.01)
March 31, 2021	589,138	18%	(363,512)	43,334,100	(0.01)
December 31, 2020	1,245,097	50%	90,470	39,695,235	0.00

The Company's revenue and net loss and comprehensive loss in Q3 2022 were $3,803,787 and $459,265, respectively. The increase of revenues and movement in net loss and comprehensive loss are driven by factors noted in Results of Operations.

The Company's revenue and net loss and comprehensive loss in Q2 2022 were $3,051,554 and $478,136, respectively. The increase of revenues was driven by significant revenue from a range of provincial distributors which were not present in Q1 2022. The decrease in net loss was caused by the higher revenue and thus higher gross profit which more than offset any rise in operating expenses form the growth.

The Company's net loss and comprehensive loss for Q1 2022, was $664,314. The increase of revenues to $2,286,721 was driven primarily by the licensing revenue in Phyto BrandCo and increased processing services of cannabis biomass for third-party licensed producers. The decrease in operating expenses was due to a reduction in share-based compensation as a significant number options and warrants were issued during Q4 2021 and share-based compensation related to these equity instruments was fully recognized during that period.

The Company's net loss and comprehensive loss for Q4 2021, was $1,668,673. The increase of revenues to $1,989,604 was driven primarily by the licensing revenue in Phyto BrandCo. The Company recognized a provision of expected credit losses of $134,083 relating to a significantly aged account receivable the Company no longer considered collectible and share-based payments of $871,067 related to the granting of 1,115,000 options in the quarter which vested immediately.

The Company's net loss and comprehensive loss for Q3 2021, was $207,864. The increase of revenues to $1,808,111 were driven by the expansion of operations at the Langley Facility resulting in increased production and sales.

The Company's net loss and comprehensive loss for Q2 2021, was $509,890. The increase of revenues to $1,241,763 were driven by the commencement of operations at the Langley Facility resulting in increased production and sales. The Company recognized impairment of property and equipment of $150,000 related to an ERP software in development that the Company determined would not be completed.

LIQUIDITY AND CAPITAL RESOURCES

Capital resource management

The Company's capital structure consists of all components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the current operations including corporate and administrative functions and to support operations. The Company obtains funding primarily through issuing common stock and through its mortgage payable. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes in the Company's approach to capital management during the nine months ended September 30, 2022. The Company is not subject to externally imposed capital requirements.

Cash and working capital

As at September 30, 2022, the Company has working capital deficit of $2,802,516 (December 31, 2021 - $1,120,613).

As at September 30, 2022, the Company had a current mortgage payable liability of $3,518,959 (December 31, 2021 - $3,501,554) this mortgage matured on July 1, 2022. The Company is in the process of refinancing the Fourth mortgage and has agreed to continue to make scheduled interest payment of $18,858 per month until this refinancing is finalized.

Cash flow activity

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
	$	$	$	$
Cash provided by (used in) operating activities	296,285	(435,703)	106,788	(675,235)
Cash provided by (used in) investing activities	(273,200)	236,043	(327,379)	(113,753)
Cash provided by (used in) financing activities	(66,708)	967,807	(187,169)	851,215

Net increase (decrease) in cash	(43,623)	768,147	(407,760)	62,227
Cash, beginning of period	790,341	622,778	744,541	1,145,461
Cash, end of period	746,718	1,390,925	336,781	1,207,688

Cashflow - Q3 2022 compared to Q3 2021

Cash provided by operating activities of $296,285 during Q3 2022 (Q3 2021 - used in $435,703) was the result of the Company's growth operations with the increases in amounts receivable and inventory more than offset by the increase in accounts payable and accrued liabilities. During Q3 2021, the cash used in operating activities was the result of a significant increase in trade receivables, offset by cash generated from revenue activity.

Cash used in investing activities of $273,200 during Q3 2022 (Q3 2021 - provided by $236,043), respectively was the result of cash payments for the purchase of property and equipment, while the cash provided by investing activities in Q3 2021 was the result of net cash received from the acquisitions of Perceive MD and Phyto BrandCo offset by cash payments made for the purchase of property and equipment

Cash used in financing activities of $66,708 during Q3 2022 (Q3 2021 - provided by $967,807) was the result of interest paid on the mortgage payable and both principal and interest payments on the lease liability. During Q3 2021, the cash provided by financing activities was the result of cash received from mortgage refinancing offset by interest payments of the mortgage payable.

Cashflow - YTD 2022 compared to YTD 2021

Cash provided by operating activities of $106,788 during YTD 2022 (YTD 2021 - used in $675,235) was the result of operating losses as noted in Results of Operations which were more than offset by working capital movements such as the increase in accounts payable and accrued liabilities as the Company expands. During YTD 2021, the cash used in operating activities was the result of cash spent on inventory as well as prepaid expenses and deposits, offset by cash generated from revenue activity.

Cash used in investing activities of $327,379 during YTD 2022 (YTD 2021 - $113,753), respectively was the result of cash payments for the purchase of property and equipment, while the cash provided by investing activities in YTD 2021 was the result of net cash received from the acquisitions of Perceive MD and Phyto BrandCo offset by cash payments made for the purchase of property and equipment

Cash used in financing activities of $187,169 during YTD 2022 (YTD 2021 - provided by $851,215) was the result of interest paid on the mortgage payable and payments on the lease liability. During YTD 2021, the cash provided by financing activities was the result of cash received from mortgage refinancing offset by interest payments on the mortgage payable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at September 30, 2022, and as at the date of this MD&A.

TRANSACTIONS BETWEEN RELATED PARTIES

Key management personnel are those having the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or directors, or entities over which they have control or significant influence during the nine months ended September 30, 2022 and 2021.

The following related parties transacted with the Company or Company controlled entities during the three and nine months ended September 30, 2022 and 2021:

a) Andrew Hale was a Director and the Company's President and CEO. He resigned on March 1, 2021.

b) Blaine Bailey was a Director and Chairman of the Company's Audit Committee. He resigned on March 26, 2021

c) Stephen Brohman was the Company's CFO. He is a principal of Donaldson Brohman Martin CPA Inc. ("DBM CPA") a firm in which he has significant influence. DBM CPA provided the Company with CFO, accounting and tax services. Stephen Brohman resigned on July 14, 2021.

d) George Routhier is a Company Director. He is the owner of Pipedreemz Inc. ("Pipedreemz"), which provides advisory services to the Company.

e) Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.

f) Donald Dinsmore was a Director and the Company's COO. He was appointed on April 29, 2021 and left the Company on March 24, 2022.

g) Oliver Foeste is the Company's CFO. He was appointed on July 14, 2021 and is the Managing Partner of Invictus Accounting Group LLP which provides the Company with CFO, accounting and tax services.

h)  Paul Morgan is the Company's Director. He was appointed on July 14, 2021.

i) Smoke Wallin is the Company's Director. He was appointed on May 16, 2022.

The aggregate value of transactions with key management personnel and Directors and entities over which they have control or significant influence during the three and nine months ended September 30, 2022 and 2021 were as follows:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
	$	$	$	$
Andrew Hale	-	-	-	47,479
DBM CPA Inc.	-	-	-	61,091
Donald Dinsmore	-	31,250	104,863	52,083
Invictus Accounting Group LLP(1)	69,700	31,263	239,491	31,263
Smoke Wallin	138,713	-	138,713	-
MDC Forbes Inc.	37,750	15,000	92,750	25,000
Pipedreemz Inc.	-	-	3,001	-
	246,163	77,513	578,818	216,916

(1) Services include CFO, controllership, payroll and tax, noting Invictus has provided interim controllership and payroll services during the nine months ended September 30, 2022

In addition to the above, the Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, was also a director and controlling shareholder of PerceiveMD prior to the transaction (See Acquisition of PerceiveMD above, for further details).

As at September 30, 2022 and December 31, 2021, the Company had an outstanding accounts payable balance with related parties as follows:

	2022	2021
	$	$
Donald Dinsmore	491	50,000
Invictus Accounting Group LLP	54,889	8,933
MDC Forbes Inc.	31,500	10,500
Michael Forbes	1,188	1,188
Pipedreemz Inc.	3,350	-
	91,418	70,621

All related party balances are unsecured, due within thirty days without interest and incurred in the normal course of business.

The transactions with the key management personnel and directors are included in operating expenses as follows:

(a) Consulting fees and professional fees

Includes CEO services by Michael Forbes, charged to the Company via MDC Forbes Inc., accounting and tax services of the Company's former CFO, Stephen Brohman, charged to the Company via DBM CPA Inc. and accounting services of the Company's new CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP.

(b) Wages and salaries

Includes services provided by Donald Dinsmore as prior COO.

(c) Share based payments

Includes the fair value of stock options granted to Smoke Wallin on August 19, 2022.

PROPOSED TRANSACTIONS

As at September 30, 2022, the Company had no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

Refer to the Company's annual financial statements for the years ended December 31, 2021 and 2020.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2022. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company. Refer to the Company's audited financial statements for the years ended December 31, 2021 and 2020 and eight months ended December 31, 2019 for a full listing of the Company's accounting policies and standards.

FINANCIAL RISK MANAGEMENT

Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable and accrued liabilities, mortgage payable, and government loan, all of which are classified as and measured at amortized cost.

As at September 30, 2022, the carrying values of cash, trade receivables, deposits and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations.

The Company is exposed to credit risk through its cash balances held in financial institutions and trade receivables. The maximum exposure to credit risk is equal to the carrying value of such financial assets.

The objective of managing credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. The Company has recognized a provision for expected credit losses on its trade receivables.

Cash is only deposited with or held by institutions of high credit worthiness.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages its liquidity risk by reviewing on an ongoing basis its cash position and if required raises funding through additional share capital issuances or debt financing.

As at September 30, 2022, the Company had a cash balance of $336,781 and current liabilities of $9,339,886 (December 31, 2021 - $744,541 and $5,341,267 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable, and lease liabilities carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the three and nine months ended September 30, 2022, three customers represented approximately 75% and 83% of the Company's revenue (2021 - two customers representing 98% and 99% of the Company's revenue).

OUTSTANDING SHARE DATA

The Company's authorized share capital consists of an unlimited number of voting common shares without par value. The Company had the following securities outstanding as at September 30, 2022 and the date of this MD&A:

	September 30, 2022	Date of this MD&A
	#	#
Common shares	55,970,547	55,970,547
Stock options	3,665,000	3,665,000
Warrants	2,043,911	2,043,911
Fully diluted securities	61,679,458	61,679,458

Share issuances

During the nine months ended September 30, 2022, the Company had the following share transactions:

a) On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo were returned to treasury and cancelled for no consideration.

During the year ended December 31, 2021, the Company had the following share transactions:

b) On April 9, 2021, the Company completed a share consolidation on the basis of three common shares to one post-consolidation common share, resulting in 130,001,985 common shares being consolidated into 43,333,995 post-consolidation common shares at the date of the share consolidation. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

c) On August 10, 2021, the Company issued 2,513,720 unrestricted common shares at $0.80 per share for a total of $2,010,976 pursuant to the acquisition of PerceiveMD.

d) On September 15, 2021, the Company issued 20,000,000 common shares at $1.20 per share for total consideration of $24,000,000 pursuant to the acquisition Phyto BrandCo. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.

e) On October 18, 2021, the Company completed a non-brokered private placement whereby the Company issued 122,727 units at a price of $1.10 per unit for gross proceeds of $135,000. Each unit is comprised of one common share and one transferrable common share purchase warrant with each warrant entitling the holder thereof to acquire one common share at a price of $1.75 per share for two years from the date of the closing. The $131,318 fair value of the 122,727 shares issued was determined based on the Company's share price of $1.07 on the grant date, and the residual value of $3,682 was allocated to warrants reserves. The warrants are subject to an acceleration provision whereby if the daily closing price of the common shares closes at or above $2.00 per share for 50 consecutive trading days, then the Company may accelerate the expiration date of the warrants to the date that is 30 trading days from the date that notice of such acceleration is given via news release. From and after the new accelerated expiration date, no warrants may be exercised, and all unexercised warrants would be void.

SUBSEQUENT EVENT

On October 3, 2022, the Company terminated the license agreement with the previous Trademark licensee who had sole use of the Trademarks acquired pursuant to the Phyto BrandCo acquisition (Note 5). As a result, the Company now retains all rights to the Trademarks and will begin selling the related cannabis consumer packaged goods directly to provincial distributors and retailers.

RISKS AND UNCERTAINTIES

The Company operates in a rapidly changing environment that involves risks and uncertainties and as a result, management's expectation may not be realized for a number of reasons. An investment in the Company's common shares is speculative and involves a high degree of risk and uncertainty. The current regulatory uncertainty poses additional risks and uncertainties which may materially affect management's expectations.

Regulatory risks

The operations of the Company will be subject to various laws governing the production and distribution of cannabis oil, taxes, labour standards and occupational health, toxic substances, land use, water use, and other matters.

The Cannabis Act is a new regime and as such, revisions to the regime could be implemented which could have an impact on operations.

Furthermore, although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted, or that existing rules and regulations will not be applied, in a manner which could limit or curtail the ability to produce cannabis oil and related products. Amendments to current laws and regulations governing the distribution, transportation and/or production of cannabis oil or related products, or a more stringent implementation thereof, could have a substantial adverse impact.

Ongoing need for financing

The Company's ability to continue operations will be largely reliant on its continued attractiveness to equity investors. The Company is expected to incur operating losses as it continues to expend funds to develop its business operations. Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company will require substantial additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the going out of business. The primary source of funding available to the Company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards.

Competition

The marijuana production industry is competitive in all of its phases. The Company will face strong competition from other companies in connection with such matters. Many of these companies have greater financial resources, operational experience and technical capabilities than Adastra. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.

Because of the early stage of the industry in which the Company operates, the Company may face additional competition from new entrants. If the number of users of marijuana in Canada increases, the demand for products will increase and management expects that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations.

COVID-19 pandemic

The COVID-19 outbreak, and related government restrictions, continues to cause business disruptions across the entire global economy and society including impacts on certain supply chains, and cost of supplies and labour. The Company has taken various measures to prioritize the health and safety of its employees, customers and partners, including restricted work travel and site access, improved safety & hygiene, and the requirement of nonessential staff members to work remotely, as required. As a manufacturer of consumable and medicinal products, the Company's practice is to always operate consistently with global pharma-quality standards to the best of its abilities, with strict hygiene practices and mandated personal protective equipment. It is not possible for the Company to predict the duration or magnitude of any longer-term adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of this MD&A, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.